EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Three Months Ended March 31, 2013	Year Ended December 31,
		2012	2011	2010	2009
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$674	$2,340	$6,981	$6,071	$5,602
Less:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	24	844	2,323	2,074	1,717
Equity in net income of affiliates	36	183	281	313	550
Capitalized interest	—	—	—	8	13

Adjusted income	614	1,313	4,377	3,676	3,322
Add:
Fixed charges	64	227	190	201	242
Distributed income of equity investments	31	229	283	313	550

Total Earnings	$709	$1,769	$4,850	$4,190	$4,114

Fixed Charges
Interest expense	$50	$182	$145	$145	$184
Capitalized interest	—	—	—	8	13
One-third of rental expense(1)	14	45	45	48	45

Total Fixed Charges	$64	$227	$190	$201	$242

Ratio of Earnings to Fixed Charges	11.08	7.79	25.53	20.85	17.00

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1